盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com


05007022

Our Ref: 22277-00002

March 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
APR - 1 2005
WASH. D.C.
213
SECTION

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release and an annual results announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

March 31, 2005

File No.: 82-34696

[For immediate release]



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Announces 2004 Annual Results
Net Profit Hit a Record High of RMB 701.7 Million

Highlights

Turnover increased by 24.9% to RMB 3,824 million
Profit from operations increased by 25.9% to RMB 692.2 million
Net profit surged 50.6% to RMB 701.7 million
Earnings per share were RMB 17.57 FEN
Proposed final dividend per share of RMB 4.39 FEN

Financial Summary

	For the year ended 31 December		
	2004 RMB million	2003 RMB million	Change (%)
Turnover	**3,824**	3,062.3	24.9
Profit from operations	**692.2**	549.8	25.9
Profit attributable to shareholders	**701.7**	465.9	50.6
Earnings per share	**RMB 17.56 FEN**	RMB 11.66 FEN	50.6

[March 30, 2005, Hong Kong] – China Oilfield Services Limited ("COSL" or "the Company"; stock code: 2883), the leading integrated oilfield services provider in the offshore China market, announced its annual results for the year ended December 31, 2004.

Turnover in 2004 amounted to RMB 3,824 million, representing an increase of 24.9% over that of 2003. All of the Company's four business segments namely, drilling services, well services, marine support and transportation services achieved significant growth with turnover increased by 33.8%, 27.0% and 22.4% respectively. Net profit amounted to RMB 701.7 million, representing an increase of 50.6% from that of RMB 465.9 million recorded in 2003. The Board of Directors has recommended a final dividend of RMB 4.39 FEN per share for the year ended December 31, 2004.

-Cont'd-

Commenting on the impressive results for the year 2004, Mr. Yuan Guangyu, CEO and President of the Company, said, "Benefiting from a strong worldwide economic growth and high oil prices, the global oilfield services industry saw a year of high growth in 2004." Mr. Yuan added, "As the leading integrated oilfield services provider in the offshore China market, COSL benefited from this continued growth of exploration and development activities in offshore China. During the year, we have purchased a second hand jack-up rig and commenced the operation of ten new vessels, and introduced more advanced well services facilities. As a result, our overall operating capabilities have been enhanced to boost the growth of the Company's annual results."

Turnover from drilling services contributed 44.9% of the total turnover, representing an increase of 33.8% to RMB 1,715.9 million in 2004. During the year under review, a total of 241 wells were drilled, which represented an increase of 45 wells, or 23%, compared to last year. Of these, 55 were exploration wells and 186 were development wells. The overall performance of drilling segment continued to grow in 2004. Operating days and the average utilization rate for the drilling rigs both increased significantly as compared to last year.

During the year under review, the Company has commenced the construction of a 400-feet jack-up rig. Besides, it purchased a second hand 350 feet jack-up rig, COSL 931. Ten new vessels were added to COSL's fleet in 2004. As of December 31, 2004, the Company owned 68 marine support vessels and 5 oil tankers.

Turnover from well services increased by 27.0% to RMB 854.3 million in 2004, contributing 22.3% of the total turnover. This increase was mainly due to the general increase in well services activities, and also the exceptional performances in the directional drilling and cementing projects it performed, in which a number of advanced technology and new tools were used.

Turnover from marine support and transportation services increased by 22.4%, which amounted to RMB 773.5 million, representing 20.2% of the total turnover in 2004. The increase was mainly resulted from the operation of our newly-built vessels and an increase in average utilization rate of its vessels.

-Cont'd-

Turnover from geophysical services increased by 1.1% to reach RMB 480.3 million in 2004, representing 12.6% of the total turnover. The increase in turnover was mainly due to an increase in activity in South China Sea as well as higher 3D data collection activity as a result of the enhanced efficiency of BH501.

In 2004, the Company further enhanced its Integrated Project Management (IPM) services. COSL focuses on satisfying our customers' need by providing a comprehensive chain of services that come in options of turnkey or bundled contracts. Turnover generated from IPM accounted for 18% of COSL's total revenue, representing a 71.2% increase from 2003.

"Global economic will continue to grow in the year 2005. We are optimistic that E&P activities and oilfield services will be able to ride on their momentum going into 2005. We will continue to lead in the offshore China market, while looking out for suitable expansion in overseas markets, including Southeast Asia," Mr. Yuan concluded, "Our main strategies for 2005 will be to strengthen technological innovation, to maintain healthy cost structure, to enhance integration and to penetrate into international markets. As we enter a new economic cycle, we strive to stay abreast with market trends while strengthening our market position, to strengthen our management and to expand our market share, in order to continual growth in overall profitability."

-End-

Background Information about the Company
China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

COSL owns 13 drilling rigs including 10 jack-ups and 3 semi-submersibles and operates one leased jack-up rig. It offers well services that include logging, drilling fluids, cementing, directional drilling and other well services.

In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China with over 68 offshore support vessels, and also owns and operates 5 oil tankers. Complementing its other oilfield services, COSL offers geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. These services are also offered in other regions, including parts of North and South America, the Middle East, offshore Africa and offshore Europe.

For further enquires, please contact:
Mr. Chen Weidong, Company Secretary and SVP

Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 2136 6068
Email: natalietam@iprasia.com.hk / antoniaau@iprasia.com.hk /
katietsui@irparsia.com.hk / sharissiu@iprasia.com.hk

File No.: 82-34696


OOC

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China with limited liability)

(Stock Code: 2883)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

Financial Highlights

1. Turnover increased by 24.9% to RMB3,824 million
2. Profit from operations increased by 25.9% to RMB692.2 million
3. Net profit increased by 50.6% to RMB701.7 million
4. Basic earnings per share were RMB17.56 FEN
5. Proposed final dividend per share of RMB4.39 FEN

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
Turnover	4	**3,824,029**	3,062,255
Other revenues	4	**23,488**	11,720
Operating expenses			
Depreciation of property, plant and equipment		**(666,971)**	(594,003)
Employee compensation costs		**(640,153)**	(513,098)
Repair and maintenance costs		**(226,733)**	(172,139)
Consumption of supplies, materials, fuel, services and others		**(1,230,070)**	(924,412)
Operating leases expenses		**(186,828)**	(121,526)
Other operating expenses		**(166,549)**	(165,533)
Other selling, general and administrative expenses		**(38,045)**	(33,489)
Total operating expenses		**(3,155,349)**	(2,524,200)
Profit from operations	5	**692,168**	549,775

	Notes	2004	2003
Finance costs			
Exchange gain/(loss), net		**199**	(716)
Interest income		**34,300**	32,175
		34,499	31,459
Share of profits of jointly-controlled entities		**99,196**	48,932
Profit before tax		**825,863**	630,166
Tax	*6*	**(124,136)**	(164,260)
Net profit from ordinary activities attributable to shareholders	*7*	**701,727**	465,906
Dividends	*8*		
Interim dividend		**91,493**	49,026
Proposed final dividend		**175,395**	90,694
		266,888	139,720
Earnings per share – Basic	9	**17.56 FEN**	11.66 FEN

NOTES TO FINANCIAL STATEMENTS

31 December 2004

1. CORPORATE INFORMATION

The registered office of China Oilfield Services Limited (the "Company", together with its subsidiaries, the "Group") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The principal activities of the Group consisted of the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

In the opinion of the directors, the Company's ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its future results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of short term investments as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to its effective date of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies are controlled by the Company, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated at the higher of the asset's value in use and its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Property, plant and equipment, depreciation

Property, plant and equipment and construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost less residual value of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Vessels	10-15 years
Tankers	20 years
Drilling equipment	25 years
Machinery and equipment	5-10 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Short term investments

Short term investments held for investment purpose are stated at their fair value on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories primarily consist of materials and supplies used for repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. Materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amount of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilized:

- except where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognized deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services are performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is

recognized based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividends, when the shareholders' right to receive payment has been established.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Retirement benefits costs

The Company's employees in the PRC are required to participate in a central pension scheme administered by local municipal governments. The Company is required to contribute 19%-22% of its payroll costs of the central pension scheme.

Dividends

Final and interim dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheet of overseas subsidiaries and joint-controlled entities are translated into Renminbi at the applicable exchange rates ruling at the balance sheet date whereas the profit and loss account of overseas subsidiaries and jointly-controlled entities are translated into Renminbi at the weighted average exchange rates for the year. The resulting translation differences are included in the exchange fluctuation reserves.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

4. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intercompany transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

	2004	2003
	RMB'000	*RMB'000*
Other revenues:		
Gain on disposal of scrap materials	–	106
Insurance claims received	**22,352**	7,284
Others	**1,136**	4,330
	23,488	11,720

5. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	2004	2003
	RMB'000	*RMB'000*
Auditors' remuneration	**2,950**	2,900
Employee compensation costs:		
Wages, salaries and bonuses	**467,938**	369,998
Social security costs	**134,361**	110,409
Retirement benefits contributions *(note 9)*	**37,854**	32,691
	640,153	513,098
Depreciation of property, plant and equipment	**666,971**	594,003
(Gain)/loss on disposal of property, plant and equipment, net	**(236)**	2,469
Minimum lease payments under operating leases in respect of land and buildings, berths and equipment	**186,828**	121,526
Provision for doubtful debts	**35,002**	26,994
Provision for/(write back of) inventories	**1,594**	(359)
Repair and maintenance costs	**226,733**	172,139

Research and development costs included in:		
Depreciation of property, plant and equipment	**10,029**	7,214
Employee compensation costs	**12,052**	8,273
Consumption of supplies, materials, fuel, services and others	**40,104**	10,101
Other operating expenses	**31,107**	7,506
	93,292	33,094

6. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the year, the application of the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for fiscal year 2003 was reduced from 33% to 15%. As a result, a tax refund of RMB129 million relating to fiscal year 2003 has been recorded by the Company. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the year ended 31 December 2004 cannot be ascertained at the date of this announcement, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended 31 December 2004.

During the year, the application by the Company for tax refund relating to the acquisition of domestic equipment has been approved by the tax authority. As a result, a tax refund of RMB23 million has been recorded by the Company.

The Company's subsidiary, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Hong Kong profits tax:	**–**	–
Overseas income taxes:		
Current income taxes	**271**	89
Deferred income taxes	**–**	–
PRC corporate income tax:		
Current income taxes	**363,433**	225,766
Tax refund as an advanced technology enterprise	**(128,904)**	(45,532)
Tax refund from the acquisition of domestic equipment	**(23,704)**	–
Deferred income taxes *(note 24)*	**(107,708)**	(26,332)
Share of tax attributable to:		
Jointly-controlled entities	**19,751**	10,269
Total tax charge for the year	**124,136**	164,260

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	2004		2003	
	RMB'000	*%*	*RMB'000*	*%*
Profit before tax	**825,863**		630,166	
Tax at the statutory tax rate of 33%	**272,535**	**33.0**	207,955	33.0
Lower tax rates for special provinces of different tax categories	**(14,101)**	**(1.7)**	(7,060)	(1.1)
Tax refund as an advanced technology enterprise	**(128,907)**	**(15.6)**	(45,532)	(7.2)
Tax refund from the acquisition of domestic equipment	**(22,704)**	**(2.7)**	–	–
Expenses not deductible for tax	**17,313**	**2.0**	8,897	1.4
Total tax charge at the Group's effective rate	**124,136**	**15.0**	164,260	26.1

7. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company is RMB647,824,000 (2003: RMB438,241,000).

8. DIVIDENDS

	2004	2003
	RMB'000	*RMB'000*
Interim dividend - RMB2.29 FEN per ordinary share (2003: 1.23 FEN)	**91,493**	49,026
Proposed final dividend - RMB4.39 FEN per ordinary share (2003: 2.27 FEN)	**175,395**	90,694
	266,888	139,720

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles and financial regulations. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and financial regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing with the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

9. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 of RMB701,727,000 (2003: RMB465,906,000) and 3,995,320,000 shares in issue during the year and 2003.

Diluted earnings per share for the years ended 31 December 2004 and 2003 have not been calculated because no diluting events existed during these years.

BUSINESS REVIEW

Drilling Services

As the leading provider of offshore drilling services, we also provide platform maintenance and well workover services apart from the usual services we provide to our customers. We continued to put more drilling equipments into services so as to keep up with the high oil and gas E&P activities in 2004. In July, we purchased a second hand 350 feet jack-up rig. Construction of our 400 feet jack-up rig commenced on September 1, while our leased 300 feet jack-up rig underwent an upgrade of its adjustable legs in November upon completion of an assignment in the Bohai Bay area. Our efforts in improving our drilling capabilities were paid off as we saw greater increases in drilling activity. We drilled a total of 241 wells, representing an increase of 45 wells, or 23%, compared to last year. 55 of which were exploration wells, while 186 were development wells. In 2004 we drilled a total of 176 wells in the Bohai Bay area, including 28 and 148 exploration wells and development wells, respectively. We drilled 37 wells in South China Sea, with 17 and 20 exploration wells and development wells, respectively. We drilled 4 exploration wells in East China Sea, while we drilled a total of 24 wells in Indonesia, including 6 and 18 exploration wells and development wells, respectively.

Our drilling rigs operated for a total of 4,519 days, a 994 day increase compared to last year. Operating days for our jack-up rigs increased by 573 days, while operating days for our semi-submersible rigs increased by 421 days compared to last year. As operating days increased, average utilization rate rose from 87.4% to 98.8%. Average utilization rate for our jack-up rigs increased from 94.1% to 98.4%, while average utilization rate for our semi-submersibles increased from 65.0% to 100% this year. As of the end of 2004, average day rate for our drilling rigs was US$36,899/day, a 6.3% increase compared to 2003. Average day rate

for our jack-ups was US$33,270.day, representing a 5.6% increase compared to 2003. Average day rate for our semi-submersibles fell by 1.9% to US$49,176/ day, mainly because Nanhai 2 provided 159 days of platform support services. The rate we charged for platform support services is approximately 60% of our standard drilling day rate.

In 2004, by providing well workover services to CONOCOPHILLIPS, DEVON ENERGY, CACT, JHN, CNPC and CNOOC, we were able to achieve promising growth in this area. On the other hand, the the well workover rig building services we provided for the Nanbao 35-2 block helped boost our business in the well workover segment. We operated for a total of 7,315 days/team in 2004, up 11% compared to 6,600 days/team in 2003.

At the end of March, we selected Dalian New Shipbuilding Heavy Industries Co., Ltd. to construct a 400-feet jack-up rig. Construction of the rig began on September 1. As of the end of March 2005, we reviewed design and construction details, inspected and received several parts and equipments, and completed construction of individual parts.

In July we purchased a second hand jack-up rig, named COSL 931. The rig, with adjustable legs of 479 feet long, is capable of drilling in water depths of up to 350 feet, and can drill a maximum of 21,666 feet in depth. It was transported from United Arab Emirates to Haikou, Hainan to recover of its drilling functions in mid August. The repair had completed at the end of the year, and has been providing drilling services in Western South China Sea since January 2005.

As of 31 December 2004, we owned 13 drilling rigs, including ten jack-up rigs and three semi-submersible rigs. We also operated one leased rig. Of these rigs, six of them operated in the Bohai Bay area, three operated in South China Sea, one rig served in Indonesia, one was under maintenance in Tanggu, Tianjin, one was in Shekou, Shenzhen for periodic servicing, one was in Haikou, where repairs were performed to recover its basic drilling functions, while one was being upgraded in Dalian.

Well Services

With crude oil prices standing high throughout the whole year of 2004, there was a high demand in exploration and development activities. The number of drilling platforms around the world increased because of this. Together with our purchases of an ONTRACK logging tool and a formation evaluation logging-while-drilling (LWD) tool, we found ourselves making pleasant progress in well services compared to last year.

Logging

We completed 585 logging trips in 2004, an increase of 152 trips, from 433 trips in 2003. Turnover from logging services amounted to RMB231 million, compared to RMB213 million in 2003. This 8% increase was primarily a result of an increase in logging activity for exploration and development wells.

Drilling Fluids

We offered drilling fluids services on drilling, well completion and well workover tasks for 292 wells in 2004, representing an increase of 75 wells compared to 217 wells in 2003. The increase in volume led to a 12% growth in income generated from drilling fluids services, from RMB172 million in 2003 to RMB192 million in 2004.

Cementing

We experienced a good year for cementing services in 2004 and completed cementing services on 236 wells, 74 wells more wells compared to 162 wells in 2003. Turnover generated from cementing services was RMB174 million, a 44% growth compared to RMB121 million in 2003. With our improved cementing slurry system, we were able to maintain our competitiveness in the cementing area, which helped to improve our turnover.

Directional Drilling

We performed directional drilling services on 191 wells in 2004, representing an increase of 52 wells compared to 139 wells in 2003. Turnover from directional drilling services amounted to RMB164 million, compared to RMB113 million in 2003. This 45% increase was attributable to an increase in work volume, as well as our work efficiency through the use of the LWD and the directional rotating and steering technology.

Other Well Services

Apart from providing the well services mentioned above, we also offered downhole services and data totalization services (DTS). Our completing services conducted 1,057 trips in 2004, compared to 728 trips in 2003. We recorded RMB93 million in turnover from other well services in 2004, an increase of 72% compared to RMB54 million in 2003. This increase is primarily due to higher activity in completing services.

In 2004 our well services made great strides in our overseas expansion. Following a successful bid of Bohai 4 for a cementing project in Indonesia in 2003, we further earned an electrical submersible pump servicing contract and a new cementing contract in Indonesia in 2004.

Marina Support and Transportation Services

Having put a few newly build marine support vessels into service in 2004, we had higher work volume in marine support services. Operating days increased by 16.0%. Average utilization of our support vessels also increased. Given the above factors, we achieved fairly good results in this business segment in 2004.

In 2004, operating days increased from 18,803 days in 2003 to 21,806 days in 2004. Average utilization rate grew from 96.6% in 2003 to 98.8% in 2004. Our oil tankers had a 3.0% increase in transportation volume, from 1,162,327 tons in 2003 to 1,196,900 tons in 2004.

A total of ten new vessels were put into service in 2004, further enlarging our fleet to a new level. As of 31 December 2004, we owned 68 marine support vessels and 5 oil tankers. 38 vessels operated in the Bohai Bay area. 21 vessels provided services in South China Sea, 3 vessels operated in Eastern China Sea, while one was deployed to Saudi Arabia. Five vessels were under maintenance. All five oil tankers were engaged in operations in the Bohai Bay area.

In 2004, we reacted to an overwhelming market demand for marine support services by temporary leasing four marine support vessels. These leased vessels operated a total of 350 days, an increase of 216 days compared to 2003.

Geophysical Services

Seismic Services

In 2004, we collected 3,076 km^2 of 3D seismic data and 43,226 km of 2D seismic data. 3D seismic data collection increased by 2,339 km^2, or 31.5%, compared to last year, mainly due to a work activity increase in the South China Sea as well as the enhanced efficiency of BH501, following its quarter deck equipment and streamer upgrades. 2D data collection fell by 7.5% compared to 46,737 km last year, primarily because of a decrease in 2D activity in 2D markets, and because Binhai 518 was fully transformed into a vessel that offers purely 3D data services.

We processed 19,696 km and 2,273 km^2 of 2D and 3D seismic data, respectively, in 2004. 2D data processing increased by 8,752 km, compared to 10,944 km last year, mainly due to an increase in activity in Eastern China Sea and South China Sea. As a result of higher activity in the Bohai Bay area, 3D seismic data processing increased by 445 km^2, compared to 1,828 km^2 in 2003.

As of 31 December 2004, we owned six seismic vessels. Of the fleet, four vessels performed services in the Bohai Bay area. One vessel operated in South China Sea, while one was being serviced in Columbia.

Surveying Services

In 2004, we owned and operated three marine geotech survey vessels. They mainly operated in the Bohai Bay, East China Sea and South China Sea. Turnover from these services totaled RMB102 million, representing a decrease of RMB21 million, or 17%, compared to RMB123 million last year. This decrease was mainly due to a decline in offshore and onshore surveying activity compared to last year.

Our new geotech research vessel was completely built as of the end of February 2005.

Integrated Project Management ("IPM")

In 2004 we further enhanced the IPM program, we offered our customers. We focus on satisfying our customers' need by providing a comprehensive chain of service that come in options of turnkey or bundled contracts. We were able to get more business that required higher technological skills. We also satisfied our customers' needs by utilizing advanced equipments in our projects. This helped to increase our profit margin as well as the overall competitiveness of our company. With hard work and active promotion of this program, the IPM program has generally been accepted by our customers. 2004 was a successful year for our IPM program, having further extended our market base, having provided services in Pinghu, well workover in Bohai Bay and Shell's BZ35 etc. We entered into 11 contracts under our IPM program, an increase of 2 compared to 2003. Under our IPM program, we offer services ranging from drilling, cementing, drilling fluids, directional drilling, sand control, tubing conveyed perforation (TCP), LWD, DTS and remotely operated vehicles (ROV) etc.

Turnover generated from our IPM program involved a total contract amount of RMB712 million in 2004, an increase of 71.2% compared to RMB416 million in 2003. These income made up 18% of our total turnover in 2003, compared to 13% in 2003.

Research & Development

Enhancing technical capabilities has always been one of the main focuses in our long term development strategies. Therefore we seek to upgrade our existing equipments and services whenever possible, as well as to develop new technologies in order to satisfy our market demands and customer needs. Owning patented technologies is important in maintaining one's competitiveness. COSL owns 71 registered patents since 1999. In 2004 we applied for 34 additional patents. 20 of these applications were awarded patents, three of which were utility patents.

In order to better implement our research & development and integrated project management, we merged our existing R&D and IPM centers to form one integrated technology department.

In 2004, we successfully researched and developed a surface imaging instrument, a formation evaluation tool, a dielectric phase induction logger, rotary sidewall coring system, time-lapse marine seismic technology and deepwater drilling fluids system. We consider such development a breakthrough of our IPM program. We had also launched our oilfield research laboratory, which is a good foundation to enhance our data collection and chemical related oilfield technologies, so as to raise our capability in these areas.

FINANCIAL REVIEW

Turnover

Turnover increased by RMB761.7 million, or 24.9%, from RMB3,062.3 million in 2003 to RMB3,824.0 million in 2004. This increase was attributable to a significant increase in turnover from drilling services, marine support and transportation services and well services.

We recorded a turnover of RMB1,715.9 million from drilling services in 2004, representing an increase of RMB433.4 million, or 33.8%, compared to turnover from drilling services of RMB1,282.5 million last year. This increase was mainly due to an increase in drilling day rate, the operation of our leased COSL 935, and rise in total rig operating days driven by higher average utilization rate, as well as an increase in well workover services provided to production platforms owned by our customers.

Turnover from well services grew by RMB181.8 million, or 27.0%, from RMB672.5 million in 2003 to RMB854.3 million in 2004. The increase in turnover was mainly because there was a general increase in well services activity, and also the exceptional performances in the directional drilling and cementing projects we performed, in which we made use of advanced technology and new tools.

Turnover from marine support and transportation services rose by RMB141.5 million, or 22.4%, from RMB632.0 million last year to RMB773.5 million in 2004. This increase mainly resulted from the operation of our newly-built vessels and an increase in average utilization rate of our vessels.

Turnover from geophysical services grew by RMB5.0 million, or 1.1%, from RMB475.3 million in 2003 to RMB480.3 million in 2004. The increase in turnover was mainly due to an increase in activity in South China Sea as well higher 3D data collection activity as a result of Orient Pearl's improved efficiency.

Other Revenues

We earned RMB23.5 million in other revenues in 2004, a large portion of which came from insurance claims.

Operating Expenses

As of 31 December 2004, we recorded total operating expenses of RMB3,155.3 million, an increase of RMB631.1 million, or 25%, from total operating expenses representing of RMB2,524.2 million in 2003. This increase was mainly due to an increase in costs related to consumption of supplies, materials, fuel services, employee compensation costs, operating lease expenses and depreciation costs. A surge in raw material prices related directly to our costs in drilling parts and equipments affected material consumption costs to a certain extent. Employee compensation costs increased by RMB127.1 million, or 24.8%, mainly from increased personnel needed to operate our two newly added drilling rigs and ten newly added marine support vessels. Operating lease expenses rose by RMB65.3 million or 53.7%, mainly from the leases of COSL 935, a set of Reservoir Characterization Instrument (RCI) and certain marine support vessels to complement the increase in marine support and transportation activity. Depreciation of property, plant and equipment increased by RMB73.0 million, or 12.3%, mainly due to the expansion of our fleet and purchase of drilling equipments. Repair and maintenance costs rose by RMB55.0 million, or 31.7%, primarily attributable to the maintenance of Nanha 4, Bohai 4, Bohai 5 and Nanha 5.

Operating expenses from drilling services increased by RMB340.2 million, or 33.8%, to RMB1346.3 million in 2004, from RMB1006.1 million in 2003. This increase was mainly related to an increase in costs related to consumption of supplies, materials, fuel, services and others, operating lease expenses and employee compensation costs. Depreciation costs increase by 29.5 million, or 12.1%, to RMB272.8 million, mainly from the acquisition of equipments related to the modifications of our drilling rigs. Labour cost was RMB267.1 million, representing an increase of RMB66.1 million or 32.9%. The addition of personnel for the operation of two newly added drilling rigs (including COSL931, which began operating in mid January 2005) and for two well workover projects we performed. Repair and maintenance costs were RMB147.5 million, an increase of 47.5 million, or 47.5% when compared to that of last year. These costs were mainly attributable to the maintenance of several rigs, including Bohai 4, Nanhai 4 and Bohai 12. Nanhai 2 also underwent a mandatory servicing conducted every five years. Driven by a growth in work activity and increases in equipment prices, specifically for the installation of top drive drilling systems and other tools, costs related to consumption of supplies, materials, fuel, services and others amounted to RMB480.4 million, increasing

by RMB146.8 million, or 44.0%, compared to last year. Operating lease expenses amounted to RMB81.8 million, representing an increase of RMB45.3 million, or 124.4%, compared to 2003. This increase was largely related to the leasing of COSL 935 and a centrifuge to support Bohai 4's activity in Indonesia. Increased environmental protection costs resulted in a RMB5.5 million increase, or 7.2%, in other selling, general and administrative expenses, to RMB82.4 million in 2004.

In 2004, well services operating expenses increased by RMB170.4 million, or 30.2%, to RMB735.5 million in 2004, from RMB565.1 million in 2003. A rise in costs related to the consumption of supplies, materials, fuel, services and others, employee compensation expenses and depreciation costs contributed to most of this increase. With our acquisition of new equipments including a formation evaluation LWD tool and a set of Ontrack logging too, depreciation costs grew by RMB24.5 million, or 28.0%, to RMB112.0 million. The addition of personnel led to an increase of RMB21.2 million, or 17.1%, to RMB145.4 million. Costs related to the consumption of supplies, materials, fuel, services and others were RMB372.4 million, an increase of RMB104.8 million, or 39.2%. This rise was attributed to consumption increases related to higher cementing and drilling fluids activity, and increased subcontracting expenses. Operating lease expenses rose by RMB10.0 million to RMB53.5 million, primarily attributable to the lease of a set of RCI.

In 2004, operating expenses from marine support and transportation services increased by RMB115.6 million, or 20.9%, to RMB669.1 million, from RMB553.5 million in 2003. A rise in costs related to the consumption of supplies, materials, fuel, services and others, operating lease expenses and depreciation costs contributed to most of this increase. Depreciation costs were RMB218.7 million, rising by RMB13.3 million, or 6.5%, compared to last year, mainly for the addition of new marine support vessels to our fleet. Employee compensation costs rose by RMB32.2 million, or 27.9%, to RMB147.7 million, mainly related to the addition of personnel to support the arrival of our new vessels. With surging material prices and the increased work volume directly related to the operation of our new marine support vessels, costs related to the consumption of supplies, materials, fuel, services and others increased by RMB47.3 million, or 32.9%, to RMB191.0 million. Operating lease expenses were RMB27.6 million, a rise of RMB18.5 million, or 203.3%, mainly because we leased several marine support vessels to support business needs.

Geophysical services operating expenses increased by RMB5 million, or 1.3%, from RMB399.4 million in 2003 to RMB404.4 million in 2004. This increase mainly resulted from increases in repair and maintenance costs, costs related to the consumption of supplies, materials, fuel, services and others, offset by a

decrease in operating lease expenses and other selling, general and administrative expenses. Repair and maintenance costs amounted to RMB20.7 million, representing an increase of RMB5.8 million, or 38.9%, compared to last year. These costs arose mainly from the maintenance performed on our vessels, including Bohai 511 and Bohai 512, to boost their 3D collection capabilities. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB6.7 million or 3.7%, to RMB186.2 million, primarily from the purchase of supplement parts for vessel maintenance purposes. Operating lease expenses decreased by RMB8.6 million, or 26.5%, to RMB23.9 million, mainly because our customers were responsible for the leasing of convoy vessels operating in South China Sea. As a result, we incurred fewer costs related to the leasing of convoy vessels. Other selling, general and administrative expenses fell by RMB13.7 million or 36.5%, to RMB23.8 million, since we had on overseas traveling expenses.

Profit from Operations

We recorded operating profit of RMB692.2 million, representing an increase of RMB142.4 million, or 25.9% when compared to that of 2003. Operating profit from drilling services increased by RMB95.2 million, or 34.1%, to reach RMB374.3 million. Well services operating profit grew by RMB17.4 million, or 15.7%, to RMB127.9 million. Operating profit from marine support and transportation services increased by RMB26.0 million, or 32.8%, to RMB105.2 million. Geophysical services operating profit amounted to RMB 84.7 million, recording a slight increase of RMB3.8 million, or 4.7%, compared to last year.

Financing Gain/Loss

In 2004, we realized a financing gain of RMB34.5 million, representing an increase of RMB3.0 million, compared to financing gains of RMB31.5 million in 2003. This increase was directly resulted from an increase in bank deposit interests and currency exchange differences of RMB2.1 million and RMB0.9 million, respectively.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities in 2004 amounted to RMB99.2 million, an increase of RMB50.3 million over last year because of the improvements in operating results of China Nanhai-Magcobar and China France Bohai Geoservices that contributed to an increase in our share profit from these investments.

Profit before Tax

Profit before tax for the year of 2004 was RMB825.9 million, representing an increase of RMB195.7 million, or 31.1%, compared to profit before tax of RMB630.2 million in 2003. This increase was mainly due to an encouraging improvement in operating results of our drilling services, marine support and transportation services as well as well services.

Taxes

In 2004, we had tax liabilities of RMB124.1 million, a decline of RMB40.1 million, or 24.4%, compared to 2003. This decline was mainly a result of an increase in profit before tax and the tax incentive we enjoyed for being recognized as an advanced technology enterprise for the year 2003. With this tax incentive, we received a tax refund of RMB128.9 million in 2003, which we applied towards our tax expenses for 2004. We have applied for a similar tax refund of RMB45.5 million to our tax expenses in 2003.

Profit after Tax

Our profit after tax increased by RMB235.8 million, or 50.6%, from RMB465.9 million in 2003 to RMB701.1 million in 2004.

Distributions

In 2004, we distributed a special interim dividend of RMB91.5 million, or RMB2.29 FEN per share. We expect to declare a final dividend distribution of RMB175.4 million, or RMB4.39 FEN per share. Proposed dividend payout date is 15 June 2005 (Wednesday).

DEBT SERVICING ABILITY AND FUNDING RESOURCES

Cash and cash equivalent were RMB2,198.6 million at the beginning of 2004, cash inflow from operating activities was RMB1,511.6 million, cash outflow from investment was RMB863.2 million, net cash outflow from financing activities of RMB182.2 million and the deposit for more than three months and short-term investment for less than three months reduced by RMB502.5 million. Cash and cash equivalent were RMB2,162.3 million at the end of 2004, representing a decrease of 1.7% when compared to that of the beginning of 2004.

Long term payable to CNOOC reduced from RMB600 million to RMB400 million as RMB200 million is payable within one year.

Cash Provided by Operations

Cash provided by operations in 2004 increased by RMB640.3 million, or 73.5% to RMB1511.6million. While profit from operations increased by RMB142.4 million, depreciation costs also increased by RMB73.0 million. Cash provided by trading and other accounts payable and salary and benefits payable to employees increased by RMB275.8 million and RMB199.9 million, respectively. At the same time, an increase in accounts receivable and other receivables led to a decrease of RMB61.5 million in cash provided by operations.

Capital Expenditures and Investments

Total capital expenditures for 2004 increased by RMB497.6 million, or 44.7%, to RMB1,611.8 million. Capital expenditures for drilling services were RMB855.9 million, mainly for the construction of the 400 feet drilling rig and the purchase of COSL931. Well services capital expenditures were RMB193.9 million, mainly for the purchase of LWD tools and sand control pumps. Capital expenditures for marine support and transportation services were RMB450.2 million, primarily for the construction of support vessels. Capital expenditures for geophysical services amounted to RMB111.8 million, primarily for the upgrade of BH501's seismic data collection system, and the building of a general geotech vessel.

Cash Provided by Capital Raising Activities

In 2004 our cash outflow from capital raising activities was RMB182.2 million, mainly for dividend distribution.

OUTLOOK

We are optimistic that E&P activities and oilfield services will be able to ride on their momentum going into 2005. We will still be putting our core focus on the offshore China market, while looking out for suitable expansion in overseas markets, including Southeast Asia.

Looking into 2005, the operation of our newly purchased jack-up rig, COSL 931, is expected to be one of the major growth drivers for our drilling services. With increased drilling volume and further promotion of our IPM program, we expect our well services to attain healthy growth. We believe the application of new technology would also strengthen our capabilities and competitiveness in this area. For geophysical services, having performed and completed streamline maximization on one of our seismic vessels and data collection capability upgrades on BH501, our 3D collection and processing capabilities should go up. In terms of surveying, the addition of our geotech research vessel is expected to boost our seabed foundation analysis capabilities.

Our main strategies for 2005 will be to strengthen technological innovation, to maintain healthy cost structure, to integrate management and to penetrate into international markets. As entering a new economic cycle, we strive to stay abreast with market trends while strengthening our market position, to strengthen our management and to expand our market share, so as to continual growth in overall profitability.

SUPPLEMENTARY INFORMATION

Corporate Governance

The final results have been reviewed by the audit committee of the Company which consists of 3 independent non-executive Directors. The committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2004 annual results with the management. The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 December 2004.

Annual General Meeting

The re-appointment of the 4 existing directors and 1 existing supervisor will be proposed at the annual general meeting. Mr. Xiao Jianwen, aged 56 will be proposed to be the new supervisor. Mr. Xiao graduated from College of Economy of Beijing with a Bachelor's Degree. Mr Xiao joined CNOOC in 1984, and he has served as one of supervisors in the Assets Management Department of CNOOC since 2003.

The appointment will be for an initial term of 3 years and Mr. Xiao's remuneration will be determined by the board. Mr. Xiao does not have any interest in the Group within the meaning of the Securities and Futures Ordinance. Other than Mr. Xiao's position in CNOOC, Mr. Xiao has no relationship with the directors and other senior management of the Group.

The annual report and the notice of the annual general meeting containing details required under the Listing Rules will be despatched to the shareholders not less than 21 days before the annual general meeting.

Closure of Register of Members

The Company's register of member will be closed from 25 April 2005 (Monday) to 25 May 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2004 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services

Limited by no later than 4:00 p.m. on 22 April 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Purchase, Disposal and Redemption of the Company's Listed Securities

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

Disclosure of Information on the Stock Exchange's Website

All information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange (http//www.hkex.com.hk) and the Company's website (http//www.cosl.com.cn) in due course.

By Order of the Board
Fu Chengyu
Chairman
China Oilfield Services Limited

Hong Kong, 30 March 2005

As at the date of this announcement, the executive directors of the Company are Mr Yuan Guangyu and Mr Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr Wang Zhongan; and the independent non-executive directors are Mr Gordon Che Keung Kwong, Mr Andrew Y. Yan and Mr. Simon X. Jiang.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 25 May 2005 (Wednesday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditors for the year ended 31 December 2004.
2. To consider and approve the final dividend for the year ended 31 December 2004.
3. To consider the budget for fiscal year 2005.
4. To consider and approve the report of the directors of the Company for the year ended 31 December 2004.
5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2004.

6. To re-appoint 4 existing directors and 1 existing supervisor and to appoint 1 new supervisor and to authorise the board of directors to fix the remuneration of the directors and supervisors.

7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2005 and to authorise the board of directors to fix the remuneration thereof.

By order of the Board
Chen Wei Dong
Company Secretary

Hong Kong, 30 March 2005

Notes:

(a) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 25 May 2005 (Wednesday) are entitled to attend and vote at the AGM.

(b) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Office of the Company in Hong Kong by facsimile or post no later than 5 May 2005 (Thursday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(c) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy

forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(d) The Company's register of member will be closed from 25 April 2005 (Monday) to 25 May 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2004 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 22 April 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e) Shareholders or their proxies must present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

Please also refer to the published version of this announcement in The Standard.